Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2025 Unaudited Financial Results

SHENZHEN, China, May 13, 2025 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total revenues were RMB7.36 billion (US$1.01 billion), representing an 8.7% year-over-year increase, primarily due to strong year-over-year growth in revenues from online music services, and partially offset by a decline in revenues from social entertainment services and others.

•	Revenues from music subscriptions were RMB4.22 billion (US$581 million), representing 16.6% year-over-year growth. The number of paying users increased by 8.3% year-over-year to 122.9 million, up by 1.9 million from the fourth quarter of 2024. Monthly ARPPU grew to RMB11.4 from RMB10.6 in the same period of 2024.

•	Net profit attributable to equity holders of the Company was RMB4.29 billion (US$591 million), representing 201.8% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB2.12 billion (US$293 million), representing 24.6% year-over-year growth. The Company has recognized a gain of RMB2.37 billion (US$327 million) on deemed disposal of an investment under IFRS.

•	Diluted earnings per ADS was RMB2.77 (US$0.38), up from RMB0.91 in the same period of 2024. Non-IFRS diluted earnings per ADS was RMB1.37 (US$0.19), up from RMB1.09 in the same period of 2024.

•	Total cash, cash equivalents, term deposits and short-term investments as of March 31, 2025 were RMB37.67 billion (US$5.19 billion).

[1]	Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

Mr. Cussion Pang, Executive Chairman of TME, commented, “Our strong first-quarter performance, marked by robust revenue growth and solid profitability, underscores the successful execution of our high-quality growth strategy. With the sound foundations we have built, a thriving music ecosystem, and healthy financial position, we are well equipped to navigate global uncertainties with confidence. Following a good start to the year, we remain on track and well positioned to achieve sustainable growth in 2025 and beyond.”

Mr. Ross Liang, CEO of TME, continued, “We’re encouraged by the continued rise in user lifetime value, a testament to our continued investment in compelling content and innovative, differentiated products delivered across diverse formats. This momentum has driven further growth in both our paying user base and ARPPU, with particularly strong adoption by our SVIP memberships. As we look ahead, we remain committed to enhancing our core competitiveness and pioneering new ways to inspire deeper and broader music engagement."

First Quarter 2025 Operational Highlights

•	Key Operating Metrics

	1Q25	1Q24	YoY %

MAUs – online music (million)	555	578	(4.0%)
Paying users – online music (million)	122.9	113.5	8.3%
Monthly ARPPU – online music (RMB)	11.4	10.6	7.5%

Inspiring deeper and broader music consumption through content enrichment and service expansion.

~~•~~	Solid partnerships with record labels enrich our music library, while proprietary content offers a unique edge. 1) Renewed multi-year contracts with Sony Music Entertainment, introducing the 360 Reality Audio sound privilege for SVIP members. Extended cooperations with Emperor Entertainment Group and Rock Records, further elevating our music library with immersive Dolby Atmos sound. 2) Partnered with Dream Music Group to expand our catalog with a broader selection of popular Chinese rap. 3) Efforts on original content investment continue to bear fruit across a range of genres. Highlights included collaboration with CCTV News on Zhou Shen’s To Time, and the production of the theme song One Thought to Eternity for Tencent’s hit game CrossFire. Both tracks rapidly topped multiple music charts, resonating deeply with fans.

•	While Chinese genres remain the cornerstone of music streaming, we are seeing increasing popularity for Korean, English, and Japanese tracks. To cater to this rising interest, we recently deepened collaborations with South Korea’s Starship Entertainment and YG Entertainment, alongside Japan’s leading ACG entertainment company, further strengthening our international music offerings and enhancing cultural diversity across our platform.

•	Tapped into growing demand for artist merchandise by offering a wide array of compelling product collections. 1) Rolled out a 10-day head-start presale of Teens in Times’ physical album Beyond Utopia, quickly topping our 2025 physical album bestseller chart. 2) Designed a bespoke physical album for singer and songwriter Silence Wang, which quickly became a favorite among his dedicated fans. 3) Cooperated with K-pop icon G-Dragon to launch his official merchandise in mainland China, achieving strong sales results and enthusiastic support from music lovers.

•	Continued to craft more engaging and interactive music experiences for users both online and offline. 1) Hosted our annual MUSIC FOR PASSION event in Chengdu, featuring nearly 40 top artists and groups including JC-T, Roy Wang, Silence Wang and LEGEND OF PHOENIX[2], which drew tens of thousands of passionate fans. 2) Launched exciting new offline initiatives, including aespa’s first-ever exhibition and BABYMONSTER’s debut pop-up store in mainland China, to showcase limited-edition collectibles, interactive displays, and behind-the-scenes content tailored for devoted fans.

Diverse benefits and refined operations fueled high-quality growth across both overall subscriber and SVIP members.

•	Premium audio quality remains a key attraction, with approximately 50% of our SVIP members actively enjoying this elevated listening experience. During the quarter, Kugou Music introduced the industry-first Viper External Amplification Enhancement Sound Effect, which intelligently optimizes sound depth and clarity when using external speakers.

•	A range of unique perks have proven effectively in driving SVIP conversions, including album discounts, special badges, and early access to merchandise and live events. For example, we organized Fiona Sit's concert tour and offered SVlP members meet-and-greet opportunities, further strengthening user engagement.

•	Long-form audio content also boosted SVIP retention. The Grave Robbers’ Chronicles audio drama, co-created with original author Nanpai Sanshu, renowned voice actors, and a leading production team, became the fastest audio series to surpass 10 million streams on our platform.

[2]	Names grouped by artists and bands, sorted in alphabetical order by family names.

First Quarter 2025 Financial Review

Total revenues increased by RMB588 million, or 8.7%, to RMB7.36 billion (US$1.01 billion) from RMB6.77 billion in the same period of 2024.

•	Revenues from online music services delivered a strong year-over-year increase of 15.9% to RMB5.80 billion (US$800 million) from RMB5.01 billion in the same period of 2024. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB4.22 billion (US$581 million), representing 16.6% year-over-year growth, compared with RMB3.62 billion in the same period of 2024. The rapid growth was mainly driven by the improved monthly ARPPU, which increased to RMB11.4 in the first quarter of 2025 from RMB10.6 in the same period of 2024. This growth of monthly ARPPU was primarily due to the expansion of SVIP membership program, and to more disciplined promotional activities. The year-over-year increase in revenues from advertising was primarily due to more diversified product portfolio and innovative ad formats, such as ad-supported mode. Additionally, increased revenues from artist-related merchandise and offline performances also contributed to the growth in revenues from online music services.

•	Revenues from social entertainment services and others decreased by 11.9% to RMB1.55 billion (US$214 million) from RMB1.76 billion in the same period of 2024. The decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures implemented.

Cost of revenues increased by 2.9% year-over-year to RMB4.11 billion (US$567 million), mainly due to increase of advertising agency fees, costs related to offline performances and IP related costs, such as costs for artist-related merchandise. Meanwhile, revenue sharing fees decreased as a result of the decline of revenues from social entertainment services.

Gross margin increased to 44.1% from 40.9% in the same period of 2024, primarily due to strong growth in revenues from music subscriptions and advertising services, and the ramp-up of our own content. In addition, the decline in revenue sharing fees outpaced the decrease in revenues from social entertainment services and others, which also had a positive impact on gross margin.

Total operating expenses were RMB1.14 billion (US$158 million), which was relatively stable compared with the same period of 2024. Operating expenses as a percentage of total revenues decreased to 15.5% from 16.8% in the same period of 2024.

Other gains were RMB 2.44 billion (US$336 million) in the first quarter of 2025. In March 2025, we received a 2% equity interests of Universal Music Group (“UMG”) through a distribution-in-kind from one of our associates, which was designated as financial assets at fair value through other comprehensive income,  and recognized a gain of RMB2.37 billion (US$327 million) on deemed disposal of this associate..

Total operating profit was RMB4.84 billion (US$666 million) in the first quarter of 2025, representing a 146.9% year-over-year increase.

Income tax expenses for the first quarter of 2025 were RMB446 million (US$61 million), compared with RMB381 million in the same period of 2024. We accrued withholding income tax of RMB118 million (US$16 million) in the first quarter of 2025.

For the first quarter of 2025, net profit was RMB4.39 billion (US$605 million) and net profit attributable to equity holders of the Company was RMB4.29 billion (US$591 million). Non-IFRS net profit was RMB2.23 billion (US$307 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.12 billion (US$293 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the first quarter of 2025 were RMB2.81 (US$0.39) and RMB2.77 (US$0.38), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.39 (US$0.19) and RMB1.37 (US$0.19), respectively. For the first quarter of 2025, the Company had weighted averages of 1.53 billion basic and 1.55 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of March 31, 2025, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB37.67 billion (US$5.19 billion), compared with RMB37.58 billion as of December 31, 2024.

Share Repurchase Program

Under our previously announced share repurchase programs, during the three months ended March 31, 2025, we repurchased a total of 5.9 million ADSs in the open market with cash for an aggregate consideration of approximately US$64.5 million at an average price of US$10.8 per ADS.

Declaration and Payment of 2024 Dividend

On March 17, 2025, the Company's board of directors declared a cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS, for the year ended December 31, 2024, to holders of record of ordinary shares and ADSs as of the close of business on April 3, 2025. The payment for the cash dividend of US$275 million was made in April 2025.

Environmental, Social, and Governance (“ESG”)

We recently released our 2024 ESG report, offering stakeholders enhanced transparency and insight into our operations. The report details our practices and achievements in key areas including intellectual property protection, user privacy and data security, product inclusion and accessibility, and the fostering of diverse music communities. It also reaffirms our commitment to sustainable growth and creation of social value.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

	Three Months Ended March 31
	2024	2025
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	5,007	5,804	800
Social entertainment services and others	1,761	1,552	214
	6,768	7,356	1,014
Cost of revenues	(3,997)	(4,114)	(567)
Gross profit	2,771	3,242	447

Selling and marketing expenses	(187)	(199)	(27)
General and administrative expenses	(949)	(944)	(130)
Total operating expenses	(1,136)	(1,143)	(158)
Interest income	278	297	41
Other gains, net	46	2,440	336
Operating profit	1,959	4,836	666

Share of net (loss)/ profit of investments accounted for using equity method	(18)	23	3
Finance cost	(30)	(25)	(3)
Profit before income tax	1,911	4,834	666

Income tax expense	(381)	(446)	(61)
Profit for the period	1,530	4,388	605

Attributable to:
Equity holders of the Company	1,422	4,291	591
Non-controlling interests	108	97	13

Earnings per share for Class A and Class B ordinary shares
Basic	0.46	1.40	0.19
Diluted	0.46	1.39	0.19

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.92	2.81	0.39
Diluted	0.91	2.77	0.38

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,081,992,364	3,054,522,173	3,054,522,173
Diluted	3,123,242,656	3,093,008,542	3,093,008,542

ADS used in earnings per ADS computation
Basic	1,540,996,182	1,527,261,087	1,527,261,087
Diluted	1,561,621,328	1,546,504,271	1,546,504,271

TENCENT MUSIC ENTERTAINMENT GROUP

UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31
	2024	2025
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Profit for the period	1,530	4,388	605
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	118	105	14
Share-based compensation	193	161	22
Losses/(Gains) from investments**	37	(2,375)	(327)
Income tax effects***	(66)	(53)	(7)
Non-IFRS Net Profit	1,812	2,226	307

Attributable to:
Equity holders of the Company	1,704	2,124	293
Non-controlling interests	108	102	14

Earnings per share for Class A and Class B ordinary shares
Basic	0.55	0.70	0.10
Diluted	0.55	0.69	0.09

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.11	1.39	0.19
Diluted	1.09	1.37	0.19

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,081,992,364	3,054,522,173	3,054,522,173
Diluted	3,123,242,656	3,093,008,542	3,093,008,542

ADS used in earnings per ADS computation
Basic	1,540,996,182	1,527,261,087	1,527,261,087
Diluted	1,561,621,328	1,546,504,271	1,546,504,271

*	Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

**	Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

***	Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2024	As at March 31, 2025
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	803	881	121
Land use rights	2,364	2,345	323
Right-of-use assets	295	316	44
Intangible assets	2,049	2,029	280
Goodwill	19,647	19,648	2,708
Investments accounted for using equity method	4,669	1,866	257
Financial assets at fair value through other comprehensive income	14,498	24,780	3,415
Other investments	309	309	43
Prepayments, deposits and other assets	425	312	43
Deferred tax assets	422	393	54
Term deposits	10,419	11,029	1,520
	55,900	63,908	8,807

Current assets
Inventories	23	18	3
Accounts receivable	3,508	3,201	441
Prepayments, deposits and other assets	3,793	4,255	586
Other investments	46	48	7
Term deposits	13,999	14,621	2,015
Restricted Cash	11	11	2
Cash and cash equivalents	13,164	12,022	1,657
	34,544	34,176	4,710

Total assets	90,444	98,084	13,516

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,035	29,176	4,021
Shares held for share award schemes	(520)	(540)	(74)
Treasury shares	(550)	(1,009)	(139)
Other reserves	19,845	22,966	3,165
Retained earnings	20,051	22,642	3,120
	67,863	73,237	10,092
Non-controlling interests	1,863	1,962	270

Total equity	69,726	75,199	10,363

LIABILITIES
Non-current liabilities
Notes payables	3,572	3,568	492
Deferred tax liabilities	198	227	31
Lease liabilities	219	251	35
Deferred revenue	179	209	29
	4,168	4,255	586

Current liabilities
Accounts payable	6,879	7,296	1,005
Other payables and other liabilities	3,381	4,854	669
Notes payables	2,154	2,152	297
Current tax liabilities	934	911	126
Lease liabilities	106	104	14
Deferred revenue	3,096	3,313	457
	16,550	18,630	2,567

Total liabilities	20,718	22,885	3,154

Total equity and liabilities	90,444	98,084	13,516

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2024	2025
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	2,686	2,519	347
Net cash used in investing activities	(5,498)	(3,221)	(444)
Net cash used in financing activities	(522)	(456)	(63)
Net decrease in cash and cash equivalents	(3,334)	(1,158)	(160)
Cash and cash equivalents at beginning of the period	13,567	13,164	1,814
Exchange differences on cash and cash equivalents	(15)	16	2
Cash and cash equivalents at end of the period	10,218	12,022	1,657